UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                         (Amendment No. 17)*


                          STRAWBRIDGE & CLOTHIER

                           (Name of Issuer)


              Series A Common Stock, par value $1 per share

                    (Title of Class of Securities)


                            863200 10 1
                            (CUSIP Number)



  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
  Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                             SCHEDULE 13G

  CUSIP No. 863200 10 1

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Henry M. Clews  (See Note 1)
  _________________________________________________________________

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                             (b) / /
  _________________________________________________________________

  3    SEC USE ONLY

  _________________________________________________________________

  4    CITIZENSHIP OR PLACE OF ORGANIZATION


       U.S.A.
  _________________________________________________________________

                      5  SOLE VOTING POWER
  NUMBER OF                   0
  SHARES               ____________________________________________
  BENEFICIALLY        6  SHARED VOTING POWER
  OWNED BY              496,388
  EACH                 ____________________________________________
  REPORTING           7  SOLE DISPOSITIVE POWER
  PERSON                      0
  WITH                 ____________________________________________
                      8  SHARED DISPOSITIVE POWER
                        496,388

  _________________________________________________________________
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        496,388  (See Note 2)
  _________________________________________________________________

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                           / /

  _________________________________________________________________

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.4%  (See Note 3)
  _________________________________________________________________

  12  TYPE OF REPORTING PERSON*
                      IN
  _________________________________________________________________


                *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                             SCHEDULE 13G

  CUSIP No. 863200 10 1

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       William P. Wood
  _________________________________________________________________

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                             (b) / /
  _________________________________________________________________

  3    SEC USE ONLY

  _________________________________________________________________

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
  _________________________________________________________________

                      5  SOLE VOTING POWER
  NUMBER OF                   0
  SHARES               _______________________________
  BENEFICIALLY        6  SHARED VOTING POWER
  OWNED BY              496,388
  EACH                 _______________________________
  REPORTING           7  SOLE DISPOSITIVE POWER
  PERSON                      0
  WITH                 ________________________________
                      8  SHARED DISPOSITIVE POWER
                        496,388
  ___________________________________________________

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        496,388  (See Note 2)
  _________________________________________________________________

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                           / /

  _________________________________________________________________

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.4 %  (See Note 3)
  _________________________________________________________________

  12  TYPE OF REPORTING PERSON*
                      IN
  _________________________________________________________________

                *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                      FOOTNOTES TO SCHEDULE 13G

  1.   Henry  M. Clews is the son of Margaret S. Clews.  Margaret
       S. Clews had previously been identified as a co-trustee that held the shares covered by this Schedule 13G. During 1994, Henry M. Clews replaced Margaret S. Clews as a co-trustee of such trusts.

  2. The shares beneficially owned are Series B Common Stock, which is not registered under the Securities Act of 1934. Beneficial ownership of the Series B Common Stock, which is convertible at all times into Series A Common Stock on a share-for-share basis, pursuant to Rule 13d-3(d)(1)(i) is deemed to be beneficial ownership of Series A Common Stock which is registered under the Securities Exchange Act of 1934.

  3. Percent of the Series A Common Stock deemed to be outstanding at December 31, 1994, consisting of all the shares of Series A Common Stock outstanding (7,289,742), and the shares of Series B Common Stock owned by the reporting person.



































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  Item 1.

       (a)  Name of Issuer: Strawbridge & Clothier

       (b)  Address of Issuer's Principal Executive Offices:
                           801 Market Street
                           Philadelphia, PA  19107-3199

  Item 2.

       (a)  Name of Person Filing:   Henry M. Clews (HMC)
                                     William P. Wood (WPW)

       (b)  Address of Principal Business Office or, if none,
       Residence:
            22A School Street, Hanover, NH  03755 (HMC)
            2000 One Logan Square, Philadelphia, PA 19103 (WPW)

       (c)  Citizenship: U.S.A.

       (d) Title of Class of Securities: Series A Common Stock, par value $1 per share

       (e)  CUSIP Number: 863200 10 1

       * See Exhibit 1 attached hereto for identification and classification of the other Reporting Persons.

  Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a) / / Broker or Dealer registered under Section 15 of the Act
       (b)  / /  Bank as defined in section 3(a)(6) of the Act
       (c) / / Insurance company as defined in section 3(a)(19) of the Act
       (d) / / Investment Company registered under section 8 of the Investment Company Act
       (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
       (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
       (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)(Note: See Item 7)
       (h)  / /  Group, in accordance with Section 240.13d-
                 1(b)(1)(ii)(H)

       * See Exhibit 1 attached hereto for identification and classification of the other Reporting Persons.






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  Item 4.   Ownership

       If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a)  Amount Beneficially Owned:(1)   496,388 (HMC)
                                            496,388 (WPW)
       (b)  Percent of Class:   6.4% (HMC)
                                6.4% (WPW)
       (c)  Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote
                                    0 (HMC)
                                    0 (WPW)
                (ii)   shared power to vote or to direct the vote
                              496,388 (HMC)
                              496,388 (WPW)
                (iii)  sole power to dispose or to direct the
                            disposition of
                                    0 (HMC)
                                    0 (WPW)
                (iv)   shared power to dispose or to direct the
                            disposition of
                              496,388 (HMC)
                              496,388 (WPW)

  ** See Exhibit 1 attached hereto.


  Instruction:   For computations regarding securities which
                 represent a right to acquire an underlying security see Rule 13d-3(d)(1).

  Item 5.   Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

  Instruction:   Dissolution of a group requires a response to this
                 item.












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  Item 6.   Ownership of More than Five Percent on Behalf of
            Another Person.

            Other persons, including Henry M. Clews, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of 496,388 shares of Series B Common Stock. Henry M. Clews, William P. Wood and G. Stockton Strawbridge are trustees under two trusts, one of which holds 418,825 shares of Series B Common Stock and the other of which holds 77,563 shares of Series B Common Stock. PNC Bank, N.A. also is a trustee under the former trust.

  Item 7.   Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company

            See Exhibit 1 attached hereto for the identification and classification of each of the Reporting Persons.

  Item 8.   Identification and Classification of Members of the
  Group


  Item 9.   Notice of Dissolution of Group


  Item 10.  Certification

            By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.


                                Date:  February 14, 1995


                                Signature:   Henry M. Clews
                                Name/Title:  Henry M. Clews


            By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.



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                                Date:  February 14, 1995


                                Signature:   William P. Wood

                                Name/Title:  William P. Wood



















































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                              Exhibit 1


            The undersigned hereby agree that the attached statement is filed on behalf of each of Henry M. Clews and William P. Wood.


  Date:  February 14, 1995


                                     Henry M. Clews
                      Name/Title:    Henry M. Clews

  Date:  February 14, 1995


                                     William P. Wood
                      Name/Title:    William P. Woods






































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